Exhibit 12.1

Cobalt International Energy, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2015	2014	2013	2012	2011
Fixed charges:
Interest expense	$63,376	$74,768	$65,376	$3,212	—
Capitalized interest	105,819	58,458	17,700	—	—
Total	$169,195	$133,226	$83,076	$3,212	—
Earnings:
Pretax loss from continuing	(498,545)	$(317,248)	$(404,512)	$(231,053)	$(79,213)
Fixed charges	169,195	133,226	83,076	3,212	—
Less interest capitalized	(105,819)	(58,458)	(17,700)	—	—
Total	(435,169)	$(242,480)	$(339,136)	$(227,841)	$(79,213)
Ratio	—	—	—	—	—
Insufficient coverage	$604,364	$375,706	$422,212	$231,053	N/A